                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)/1/

                           Interfoods of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class and Securities)


                                   458973-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                     Mark A. Fullmer, Phelps Dunbar, L.L.P.
        365 Canal Street, Suite 2000, New Orleans, LA 70130 (504)566-1311
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

_________________
          /1/The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)


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CUSIP No. 458973-10-4                 13D                   Page 2 of 5 Pages

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      NAME OF REPORTING PERSONS
(1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Steven M. Wemple
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS
(4)
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
(5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF            882,352 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING             882,352 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      882,352 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
      17.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
(14)
      IN
------------------------------------------------------------------------------

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CUSIP No. 458973-10-4                 13D                   Page 3 of 5 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
(1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert S. Berg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS
(4)
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
(5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF            1,665,219 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING             1,447,219 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      1,665,219 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
      33.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
(14)
      IN
------------------------------------------------------------------------------

________________________________________________________________________________

CUSIP No. 458973-10-4                 13D                  Page 4 of 5 Pages
________________________________________________________________________________


          Pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 to the statement of beneficial ownership on Schedule 13D discloses changes in the statement on
Schedule 13D filed with the Commission on March 30, 1998, as amended by Amendment No. 1 thereto filed jointly by Steven M. Wemple and Robert S. Berg (collectively, the "Reporting Persons," each, a "Reporting Person") with the Commission on October 24, 2001.

Item 5.   Interest in Securities of the Issuer

          As of October 22, 2001, Mr. Wemple beneficially owned 882,352 shares of Common Stock, constituting, to the best of his knowledge, 17.6% of the issued and outstanding shares of Common Stock. Mr. Wemple has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

          As of October 22, 2001, Mr. Berg beneficially owned 1,665,219 shares of Common Stock, constituting, to the best of his knowledge, 33.2% of the issued and outstanding shares of Common Stock. Mr. Berg has sole voting power over all of the shares of Common Stock beneficially owned by him. Mr. Berg has sole dispositive power over 1,477,219 shares of Common Stock beneficially owned by him. The shares of Common Stock reported as beneficially owned by Mr. Berg include 188,000 shares of Common Stock owned of record by Lourdes T. Berg over which Mr. Berg exercises sole voting power and Lourdes T. Berg exercises sole dispositive power.

          Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Person in accordance with Rule 13d-4 under the Act.

          Neither of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Berg is a party to an Addendum to Midnuptial Agreement with his former wife, Lourdes T. Berg, dated April 30, 1997, pursuant to which Mr. Berg was granted the voting rights of 188,000 shares of Common Stock owned of record by Lourdes T. Berg and an option to purchase at any time 100,000 shares of Common Stock from Lourdes T. Berg. Lourdes T. Berg exercises sole dispositive power of the 188,000 shares of Common Stock owned of record by her.

________________________________________________________________________________

CUSIP No. 458973-10-4                 13D                  Page 5 of 5 Pages
________________________________________________________________________________

     Each Reporting Person intends to vote his shares of Common Stock in favor of the merger and the merger agreement. Except as otherwise set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of Interfoods, including but not limited to, transfer of or voting of any of the securities of Interfoods, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Interfoods.

Item 7.   Material to be Filed as an Exhibit

     Exhibit A-    Joint Filing Agreement dated October 24, 2001 by and between the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               Dated:  November 28, 2001


                                               /s/ Steven M. Wemple
                                               ---------------------------------
                                                        Steven M. Wemple


                                               /s/ Robert S. Berg
                                               ---------------------------------
                                                        Robert S. Berg

                                                                       Exhibit A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.001 per share, of Interfoods of America, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

                                           Dated: October 24, 2001


                                           /s/ Steven M. Wemple
                                           -------------------------------------
                                                    Steven M. Wemple


                                           /s/ Robert S. Berg
                                           -------------------------------------
                                                    Robert S. Berg